Exhibit 23.1

Consent of Independent Registered Accounting Firm

The Board of Directors

XM Satellite Radio Inc.:

We consent to the incorporation by reference in the registration statements Nos. 333-106823 and 333-115323 on Form S-4 of XM Satellite Radio Inc. and subsidiaries of our reports dated March 4, 2005 with respect to the consolidated balance sheets of XM Satellite Radio Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2004, the related consolidated financial statement schedule as of December 31, 2004 which report appears in the December 31, 2004 annual report on Form 10-K of XM Satellite Radio Inc. and subsidiaries.

/s/ KPMG LLP

McLean, VA

March 24, 2005